December 30, 2024

Ryan Hymel
Chief Financial Officer
Playa Hotels & Resorts N.V.
Nieuwezijds Voorburgwal 104
1012 SG Amsterdam, the Netherlands

       Re: Playa Hotels & Resorts N.V.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-38012
Dear Ryan Hymel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction